UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         CIRMAKER TECHNOLOGY CORPORATION
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   172971 103
                                 (CUSIP Number)


                                  Chuan-Ho Chen
                         5F. No. 31 Lane 65 Singuang Rd.
                                  Pingjhen City
                                 Taoyuan County
                                   Taiwan ROC
                                 +1 202 508 4349
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 6, 2003,
                                October 23, 2003,
                                October 30, 2003
                                       and
                                January 14, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)


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1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Chuan-Ho Chen

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [    ]
                                                                      ----
                                                                 (b) [    ]
                                                                      ----
         N/A

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3.       SEC USE ONLY



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4.       SOURCE OF FUNDS

         PF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                        [    ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Taiwan, Republic of China

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  NUMBER OF           7.   SOLE VOTING POWER                      1,482,000
   SHARES
BENEFICIALLY          8.   SHARED VOTING POWER                    0
  OWNED BY
    EACH              9.   SOLE DISPOSITIVE POWER                 1,482,000
  REPORTING
 PERSON WITH         10.   SHARED DISPOSITIVE POWER               0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,482,000
         ---------

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [    ]
                                                                      ----

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.75%

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14.      TYPE OF REPORTING PERSON

         IN
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


                                EXPLANATORY NOTE

     On October 6, 2003, Chuan-Ho Chen a citizen of Taiwan, Republic of China, acquired 1,683,000 shares in Cirmaker Technology Corporation, a Nevada corporation (the "Company"), from Chia Chieh Chang a citizen of Taiwan, Republic of China.

     On October 23, 2003, Mr. Chen sold 71,000 shares to 24 unaffiliated purchasers.

     On October 30, 2003, Mr. Chen sold 83,000 shares to 12 unaffiliated purchasers.

     On January 13, 2004, Mr. Chen sold 47,000 shares to 16 unaffiliated purchasers .

     All the aforementiond purchasers are residents of Taiwan, R.O.C. with the exception of one who is a resident of Canada. Each of these transactions is exempt from the registration requirements of the Securities Act of 1933 as a result of Regulation S promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER.

     The name of the issuer is Cirmaker Technology Corporation, a Nevada corporation, which has its principal executive offices at 1230 Avenue of the Americas, 7th Floor, New York, NY 10020. This statement relates to the Company's common stock, $0.001 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(f). CHUAN-HO CHEN. This Schedule 13D is being filed by Chuan-Ho Chen, a citizen of Taiwan, Republic of China. Mr. Chen's principal occupation is a salesman. The address at which his occupation is conducted is 5F No. 31 Lane 65 Singuang Road, Pingjhen, City of Taoyuan, County 324, Taiwan, Republic of China. During the last five years, Mr. Chen has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Chen used his personal funds to acquire the Company's shares described above.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Chen holds the shares for investment purposes only. He has no intention other than to hold the shares for investment and/or to sell the shares as permitted by applicable law.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Chuan-Ho Chen
         -------------

               (a)   Amount of Securities Beneficially Owned: 1,482,000

               (b)   Number of shares as to which such person has:


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                     (i)   Sole power to vote or direct vote: 1,482,000

                     (ii)  Shared power to vote or direct vote: 0

                     (iii) Sole power to dispose of or direct disposition of
                           shares: 1,482,000

                     (iv) Shared power to dispose of or direct disposition of shares: 0

               (c) Transactions in securities of the Company within last 60 days: See explanatory note above.

               (d) Third party right to receive dividends or proceeds from sale of securities: None

               (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2004



                                         /s/ Chuan-Ho Chen
                                         --------------------
                                             Chuan-Ho Chen